                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              FAB Industries, Inc.
                                (Name of Issuer)


                          Common Stock, $.20 par value
                         (Title of Class of Securities)


                                    302747100
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 5, 2003
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 302747100                                                 Page 2 of 7


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         Barington Companies Equity Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) X
                                                              (b)
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      WC
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                    7        Sole Voting Power            92,582
  Number of Shares Beneficially     --------------------------------------------
                                    8        Shared Voting Power**          none
     Owned by Each Reporting        --------------------------------------------
                                    9        Sole Dispositive Power       92,582
           Person With              --------------------------------------------
                                    10       Shared Dispositive Power**     none
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**   92,582
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                 1.8%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------

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CUSIP No. 302747100                                                  Page 3 of 7


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         Jewelcor Management, Inc.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) X
                                                              (b)
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      WC
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Nevada
--------------------------------------------------------------------------------
                                    7        Sole Voting Power            34,180
  Number of Shares Beneficially     --------------------------------------------
                                    8        Shared Voting Power**          none
     Owned by Each Reporting        --------------------------------------------
                                    9        Sole Dispositive Power       34,180
           Person With              --------------------------------------------
                                    10       Shared Dispositive Power**     none
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**   34,180
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)       less than 1.0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

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CUSIP No. 302747100                                                  Page 4 of 7


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         RCG Ambrose Master Fund, Ltd
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) X
                                                              (b)
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      WC
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         Cayman Islands
--------------------------------------------------------------------------------
                                    7        Sole Voting Power            34,180
  Number of Shares Beneficially     --------------------------------------------
                                    8        Shared Voting Power**          none
     Owned by Each Reporting        --------------------------------------------
                                    9        Sole Dispositive Power       34,180
           Person With              --------------------------------------------
                                    10       Shared Dispositive Power**     none
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**   34,180
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)       less than 1.0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

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CUSIP No. 302747100                                                  Page 5 of 7


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         Ramius Securities, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) X
                                                              (b)
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      WC
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                    7        Sole Voting Power            92,208
  Number of Shares Beneficially     --------------------------------------------
                                    8        Shared Voting Power**          none
     Owned by Each Reporting        --------------------------------------------
                                    9        Sole Dispositive Power       92,208
           Person With              --------------------------------------------
                                    10       Shared Dispositive Power**     none
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**   92,208
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                 1.8%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------

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CUSIP No. 302747100                                                  Page 6 of 7


THIS AMENDMENT NO. 2 AMENDS ITEM 5 OF THE SCHEDULE 13D ORIGINALLY FILED BY BARINGTON COMPANIES EQUITY PARTNERS, L.P., JEWELCOR MANAGEMENT, INC., RCG AMBROSE MASTER FUND, LTD, AND RAMIUS SECURITIES, LLC (COLLECTIVELY, THE "REPORTING PERSONS") WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 2003 AND AMENDED BY AMENDMENT NO. 1 ON NOVEMBER 4, 2003 (SUCH SCHEDULE, SO AMENDED, THE "SCHEDULE 13D"). THIS STATEMENT RELATES TO COMMON STOCK, $.20 PAR VALUE (THE "COMMON STOCK") OF FAB INDUSTRIES, INC., A DELAWARE CORPORATION (THE "ISSUER").

AS A RESULT OF THE SALES REPORTED IN THIS AMENDMENT NO.2, THE REPORTING PERSONS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE OUTSTANDING SHARES OF COMMON STOCK.

         Capitalized terms used herein have the meaning set forth in the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The information previously provided in response to this Item 5 is hereby amended by adding the following:

(a) As of the date hereof, the Reporting Entities own an aggregate of 253,150 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock based upon the 5,215,031 shares of Common Stock reported by Fab Industries to be issued and outstanding as of October 14, 2003 in its Quarterly Report on Form 10-Q for the quarter ended August 30, 2003.

         As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 92,582 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock.

         As of the date hereof, Jewelcor Management, Inc. beneficially owns an aggregate of 34,180 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         As of the date hereof, RCG Ambrose Master Trust, Ltd. beneficially owns an aggregate of 34,180 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 92,208 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock.

(b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

(c) Except as set forth above or in the attached Schedule, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock since the filing of Amendment No. 1 to the Schedule 13D.

(d) Not applicable.

(e) On November 5, 2003, as a result of the sales reported in this Amendment No.2 to the Schedule 13D, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

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CUSIP No. 302747100                                                  Page 7 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


November 5, 2003

                     BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                     By: Barington Companies Investors, LLC, its general partner


                     By: /s/ S.E Cassetta
                        --------------------------------------------------------
                        S.E Cassetta
                        Executive Vice President and Chief Operating Officer


                     JEWELCOR MANAGEMENT, INC.


                     By: /s/ Richard Huffsmith
                        --------------------------------------------------------
                        Richard Huffsmith
                        Vice President and General Counsel


                     RCG AMBROSE MASTER FUND, LTD.


                     By: /s/ Marran H. Ogilvie
                        --------------------------------------------------------
                        Marran H. Ogilvie
                        Authorized Signatory


                     RAMIUS SECURITIES, LLC
                     By: Ramius Capital Group, LLC, its managing member


                     By: /s/ Marran H. Ogilvie
                        --------------------------------------------------------
                        Marran H. Ogilvie
                        Authorized Signatory

CUSIP No. 302747100

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

Exhibit 1* Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Jewelcor Management, Inc., RCG Ambrose Master Fund, Ltd., and Ramius Securities, LLC dated March 7, 2003

Exhibit 2* Letter from Barington Capital Group, L.P. to FAB Industries, Inc. dated October 28, 2003

Exhibit 3* Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Jewelcor Management, Inc., RCG Ambrose Master Fund, Ltd., and Ramius Securities, LLC dated November 4, 2003


------------------
* Previously filed.

                                    SCHEDULE


Shares sold by Barington Companies Equity Partners, L.P. since the filing of Amendment No.1 to the Schedule 13D

Date           Number of Shares     Price per Share    Total(*)
----           ----------------     ---------------    --------

11/05/03          4,280             $5.0117            $21,450.08

Shares sold by Jewelcor Management, Inc. since the filing of Amendment No.1 to the Schedule 13D

Date           Number of Shares     Price per Share    Total(*)
----           ----------------     ---------------    --------

11/05/03          1,579             $5.0117            $7,913.47

Shares sold by RCG Ambrose Master Trust, Ltd. since the filing of Amendment No.1 to the Schedule 13D

Date           Number of Shares     Price per Share    Total(*)
----           ----------------     ---------------    --------

11/05/03          1,580             $5.0117            $7,918.49

Shares sold by Ramius Securities LLC since the filing of Amendment No.1 to the
Schedule 13D

Date           Number of Shares     Price per Share    Total(*)
----           ----------------     ---------------    --------

11/05/03          4,261             $5.0117            $21,354.85


*        Excludes commissions and other execution-related costs.